press release

ArcelorMittal Announces Final Results of its Offers to Purchase for Cash the Outstanding Notes Listed Below

Title of Security	CUSIP/ISIN	Acceptance Priority Level	Principal Amount Tendered after Early Tender Time	Principal Amount Accepted after Early Tender Time	Tender Consideration(3)
7.000% notes due 2039	03938LAP9/US03938LAP94	1	$3,530,000(1)	$3,530,000	$1,120.00
6.750% notes due 2041	03938LAS3/US03938LAS34	2	$188,000(2)	$188,000	$1,103.00

(1)	Excludes $428,331,000 aggregate principal amount of the 2039 Notes that were tendered at or prior to the Early Tender Time (as defined below) and accepted for purchase by the Company, for which the Company paid the Total Consideration, plus any accrued interest, on the Early Settlement Date (as defined below).
(2)	Excludes $194,412,000 aggregate principal amount of the 2041 Notes that were tendered at or prior to the Early Tender Time and accepted for purchase by the Company, for which the Company paid the Total Consideration, plus any accrued interest, on the Early Settlement Date.
(3)	Per $1,000 principal amount of Notes validly tendered after the Early Tender Time and at or prior to the Expiration Time. Does not include Accrued Interest (as defined below).

September 5, 2018 – ArcelorMittal (the “Company” or “ArcelorMittal”) announces the expiration and the final results of its tender offers (the “Offers”) to purchase for cash, for a combined aggregate purchase price (exclusive of Accrued Interest (as defined herein)) of up to $750,000,000 (the “Maximum Tender Cap”), its outstanding 7.000% notes due 2039 (CUSIP 03938LAP9/ISIN US03938LAP94) (the “2039 Notes”) and 6.750% notes due 2041 (CUSIP 03938LAS3/ISIN US03938LAS34) (the “2041 Notes” and, together with the 2039 Notes, the “Notes”).

The Offers were made pursuant to an offer to purchase dated August 7, 2018 (the “Offer to Purchase”) which contains the full terms and conditions of the Offers. The Offers expired at 11:59 p.m., New York City time, on September 4, 2018 (the “Expiration Time”).

On August 22, 2018 (the “Early Settlement Date”), the Company made a payment in cash for all Notes tendered at or prior to 5:00 p.m., New York City time, on August 20, 2018 (such time, the “Early Tender Time”) and not validly withdrawn. Taking into account $725,304,306 (excluding related fees and accrued interest) spent on Notes accepted for purchase as of the Early Tender Time pursuant to the Offers, the portion of the Maximum Tender Cap available for Notes tendered after the Early Tender Time and at or prior to the Expiration Time was equal to $24,695,694.

After the Early Tender Time and at or prior to the Expiration Time, the Company received valid tenders in respect of $3,530,000 aggregate principal amount of 2039 Notes and $188,000 aggregate principal amount of 2041 Notes.

Considering the $24,695,694 portion of the Maximum Tender Cap available for Notes tendered after the Early Tender Time and at or prior to the Expiration Time, all Notes tendered after the Early Tender Time and at or prior to the Expiration Time are expected to be accepted for purchase pursuant to the Offers.

Subject to the terms and conditions set forth in the Offer to Purchase, with respect to Notes validly tendered after the Early Tender Time but at or prior to the Expiration Time and accepted for purchase pursuant to the Offers, the Company expects to pay the Tender Consideration, together with any accrued and unpaid interest from, and including, the immediately preceding interest payment date applicable to the Notes to, but excluding, the Final Settlement Date (the “Accrued Interest”), to the Holders thereof on the second Business Day after the Expiration Time, expected to be September 6, 2018 (the “Final Settlement Date”).

All Notes that are purchased by the Company in the Offers will be retired and cancelled and no longer remain outstanding obligations, and no interest will be payable on such Notes following such cancellation.

Citigroup Global Markets Limited, Credit Agricole Securities (USA) Inc., J.P. Morgan Securities LLC and Merrill Lynch International acted as dealer managers for the Offers. D.F. King acted as the information agent and tender agent in connection with the Offers.

For additional information regarding the terms of the Offers, please contact Citigroup Global Markets Limited by e-mail at liabilitymanagement.europe@citi.com or by telephone at +44 20 7986 8969 (London) or +1 800 558 3745 (toll free within the U.S.) or collect at +1 212 723 6106, Credit Agricole Securities (USA) Inc. by telephone at +1 866 807 6030 (toll free within the U.S.) or collect at +1 212 261 7802, J.P. Morgan Securities LLC by telephone at +1 866 834 4666 (toll free within the U.S.) or collect at +1 212 834 3424 and Merrill Lynch International by e-mail at DG.LM_EMEA@baml.com or by telephone at +44 20 7996 5420 (London) or +1 888 292 0070 (toll free within the U.S.) or collect at +1 980 387 3907. Requests for documents and questions regarding the tender of Notes may be directed to D.F. King via e-mail: arcelor@dfking.com or telephone: New York: +1 800 499 8410 (toll free within U.S.) or collect at + 1 212 269 5550 and London: +44 20 7920 9700.

Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase.

Important Information

This press release is neither an offer to purchase nor a solicitation to buy any Notes nor is it a solicitation for acceptance of the Offers. This announcement must be read in conjunction with the Offer to Purchase and the announcement dated August 21, 2018. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

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